UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2023

Commission File Number 000-16050

TAT Technologies Ltd.
(Translation of registrant’s name into English)

5 Hamelacha Street, Netanya 4250540, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Form S-8 File Nos. 333-219031, 333-228345 and 333-268906.

Explanatory Note

On December 14, 2023, TAT Technologies Ltd., an Israeli company (the “Company”), received and accepted commitments from Israeli institutional and accredited investors (as defined under Israel’s Securities Law, 5728-1968 (the “Investors”), to participate in a in a private placement (the “Private Placement”) of Ordinary Shares, par value NIS 0.90 per share, of the Company (“Ordinary Shares”).

The Company is expected to issue and sell to the Investors an aggregate of 1,158,600 Ordinary Shares (the “Shares”), for a purchase price of NIS 31.70 per Share (approximately $8.60 per Share*). The newly issued Shares are expected to represent approximately 11.5% of the Company’s issued and outstanding Ordinary Shares after the consummation of such sale. The closing of the transaction is subject to customary closing conditions and is expected to be completed by December 31, 2023.

The Company expects to receive net proceeds from the sale of the Shares, after deducting offering expenses, of approximately NIS 36.2 million (or approximately $9.8 million*). The Company intends to use such proceeds for general corporate purposes.

The Private Placement is being made in Israel only and not to U.S. persons, as defined in Rule 902 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration exemption afforded by Regulation S promulgated under the Securities Act, and the Shares will be subject to certain transfer restrictions. The Shares will not be registered under the Securities Act and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the Securities Act.

A translated English copy of the form commitment letter is attached is Exhibit 99.1 to this report.

This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

* Calculated based on the exchange rate of $1.00:NIS 3.685, as published by the Bank of Israel on December 14, 2023.

Exhibits

99.1          Form of commitment letter (unofficial English translation from Hebrew)

99.2          Company press release, dated December 14, 2023, titled “TAT Technologies Announces Proposed Private Placement to Israeli Institutional and Accredited Investors”.

Legal Notice Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this report include, but are not limited to, statements related to our expectations regarding the issuance and sale of the shares, the closing date of the transaction, and the Company’s intended use of the proceeds from the sale of the Shares. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected, including, without limitation, as a result of the war and hostilities between Israel and Hamas and Israel and Hezbollah. The forward-looking statements contained in this report are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2023. The forward-looking statements in this report are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT Technologies Ltd.

By:	/S/ Ehud Ben-Yair
Name:	Ehud Ben-Yair
Title:	Chief Financial Officer

Date: December 14, 2023

Exhibit Index

99.1          Form of commitment letter (unofficial English translation from Hebrew)

99.2          Company press release, dated December 14, 2023, titled “TAT Technologies Announces Proposed Private Placement to Israeli Institutional and Accredited Investors”.